Filed pursuant to Rule 433

Registration Statement No. 333-182535

Free Writing Prospectus August 9, 2012

MANCHESTER UNITED

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated August 3, 2012 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-182535) (the “Registration Statement”) relating to the initial public offering of Class A ordinary shares of Manchester United plc.   The information in this free writing prospectus is preliminary and is subject to completion or change.  This free writing prospectus is only a summary of the changes included in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 18 of the Preliminary Prospectus.  Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price: $14.00 per share

Our net proceeds from the sale of Class A ordinary shares by us in this offering at an initial public offering price of $14.00 per share will be approximately $110.3 million after deducting the estimated underwriting discounts and commissions.  Expenses of this offering will be paid by us with existing cash on hand.

We will use all of our net proceeds from this offering to reduce indebtedness by exercising our option to redeem and retire $101.7 million (£63.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at a redemption price equal to 108.375% of the principal amount of such notes, plus accrued and unpaid interest to the date of such redemption.  In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

To review the Preliminary Prospectus included in the Registration Statement, click the following link on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1549107/000104746912007740/0001047469-12-007740-index.htm.
The issuer’s Central Index Key, or CIK, on the SEC web site is 0001549107.

Manchester United, the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies of the preliminary prospectus related to the offering may be obtained from (i) Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022, or by telephone at 877-547-6340, or by email at Prospectus_Department@Jefferies.com, (ii) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com, (iii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll-free 866-803-9204, (iv) BofA Merrill Lynch, by calling 866-500-5408, or (v) Deutsche Bank Securities Inc. (Prospectus Group, 60 Wall Street, New York, New York, +1 (800) 503-4611 or prospectus.cpdg@db.com).